Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT
NAME OF SUBSIDIARY	JURISDICTION

AIR Worldwide Corporation	Delaware
Insurance Services Office, Inc.	Delaware
ISO Services, Inc.	Delaware
Wood Mackenzie Holdings Limited	United Kingdom
Wood Mackenzie Limited	United Kingdom
Xactware Solutions, Inc.	Delaware